UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Care.com, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

141633 107
(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 141633 107

1. Names of Reporting Persons. William D. Breedlove, Jr.
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 933,889[1]
6. Shared Voting Power 933,889[2]
7. Sole Dispositive Power 933,889[1]
8. Shared Dispositive Power 933,889[2]
9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,867,778[1,2]
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 5.9%[3]
12. Type of Reporting Person IN
____________________________

1	Consists of 224,751 shares held by the Reporting Person and 709,138 shares held by a trust for which the Reporting Person is trustee.

[2]
Consists of 224,751shares held by the Reporting Person’s spouse and 709,138 shares held by a trust for which the Reporting Person and the Reporting Person’s spouse are co-trustees. The Reporting Person disclaims beneficial ownership of the shares held by his spouse.

3	Based on 31,619,161 shares outstanding as of December 31, 2014.

ITEM 1.
(a) Name of Issuer:

Care.com, Inc.

(b) Address of Issuer's Principal Executive Offices:

77 Fourth Avenue, 5th Floor
Waltham, MA 02451

ITEM 2.
(a) Name of Person Filing:

William D. Breedlove, Jr. (the “Reporting Person”).

(b) Address of Principal Business Office, or if None, Residence:

4104 Shimmering Cove
Austin, TX 78731.

(c) Citizenship:

United States of America

(d) Title of Class of Securities:

Common Stock, par value $0.001 per share

(e) CUSIP Number:

141633 107

ITEM 3.

Not applicable.

ITEM 4. OWNERSHIP.

(a) Amount beneficially owned: 1,867,778 shares1, 2

(b) Percent of class: 5.9%3

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 933,889 shares1

(ii) Shared power to vote or to direct the vote: 933,889 shares2

(iii) Sole power to dispose or to direct the disposition of: 933,889 shares1

(iv) Shared power to dispose or to direct the disposition of: 933,889 shares2
____________________________

1	Consists of 224,751 shares held by the Reporting Person and 709,138 shares held by a trust for which the Reporting Person is trustee.

[2]
Consists of 224,751shares held by the Reporting Person’s spouse and 709,138 shares held by a trust for which the Reporting Person and the Reporting Person’s spouse are co-trustees. The Reporting Person disclaims beneficial ownership of the shares held by his spouse.

3	Based on 31,619,161 shares outstanding as of December 31, 2014.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 13, 2015

WILLIAM D. BREEDLOVE, JR.

By:    /s/ William D. Breedlove, Jr.
Name:    William D. Breedlove, Jr.

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